Filed pursuant to General Instruction II.L.
                                               of Form F-10; File No. 333-104687


         THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE BASE SHELF PROSPECTUS TO WHICH IT RELATES DATED APRIL 29, 2003 AND EACH DOCUMENT DEEMED TO BE INCORPORATED BY REFERENCE THEREIN, CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THESE SECURITIES AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.



Prospectus Supplement No. 1 dated May 27, 2003
(to Base Shelf Prospectus dated April 29, 2003)


                                  $272,679,000

                                  INCO LIMITED

                CONVERTIBLE DEBENTURES DUE 2023 AND COMMON SHARES
        ISSUABLE UPON CONVERSION, REDEMPTION, PURCHASE OR PAYMENT OF THE
                             CONVERTIBLE DEBENTURES

         In accordance with the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the "SEC") and the provincial securities regulators in Canada, Inco Limited ("Inco") filed a registration statement (the "Shelf Registration Statement") with the Ontario Securities Commission and the SEC, which included a base shelf prospectus dated April 29, 2003 (the "Prospectus"), in order to register in the United States resales of Inco's Convertible Debentures due 2023 (the "Debentures") and the common shares issuable upon the conversion, redemption, purchase or payment of the Debentures (the "Underlying Shares").

         INVESTING IN INCO'S COMMON SHARES OR THE DEBENTURES INVOLVES RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE PROSPECTUS.

         The holders of the Debentures and the Underlying Shares (together, the "Registrable Securities") are entitled to the benefits of a registration rights agreement, entered into as of March 7, 2003 among Inco and the several Initial Purchasers referred to therein, for whom Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives (the "Registration Rights Agreement"). Under the Registration Rights Agreement, any holder of Registrable Securities wishing to sell Registrable Securities pursuant to the Shelf Registration Statement must deliver a Notice and Questionnaire to Inco (each such holder which has delivered a Notice and Questionnaire is referred to as an "Electing Holder"). Upon receipt of a completed and signed Notice and Questionnaire, Inco has agreed to file such documents as may be required to include the Registrable Securities covered thereby in the Shelf Registration Statement.

         Inco is filing this Prospectus Supplement so as to include in the Shelf Registration Statement the Registrable Securities of Electing Holders who have signed, completed and returned a Notice and Questionnaire to Inco after the date of the Prospectus as most recently supplemented, and also to provide current information regarding earnings coverage and information regarding the documents incorporated by reference. PLEASE SEE "EARNINGS COVERAGE" ON PAGE S-2 AND "DOCUMENTS INCORPORATED BY REFERENCE" ON PAGE S-3. A list of all of the Electing Holders as of the date hereof is attached as Schedule A to this Prospectus Supplement.

                                EARNINGS COVERAGE

         For 2002, Inco recorded total non-cash charges of $1,626 million, net of deferred income and mining taxes of $789 million, under Canadian GAAP. As a result of these non-cash charges, Inco had a net loss, before deduction of interest and income and mining taxes, of $2,070 million for the twelve months ended December 31, 2002 and, after giving effect to the initial offering of
Debentures and the concurrent offering of 3 1/2% Subordinated Convertible Debentures due 2052 (the "Subordinated Debentures"), as if made as of January 1, 2002, Inco would have had a deficiency of $2,181 million in the amount required to cover its interest requirement of $111 million. Excluding these non-cash charges, after giving effect to the initial offering of Debentures and the concurrent offering of Subordinated Debentures, as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $345 million for the twelve months ended December 31, 2002, would have been 3.1 times Inco's interest requirement for 2002 of $111 million. If the initial offering of Debentures and the concurrent offering of Subordinated Debentures had been made as of April 1, 2002, excluding non-cash charges of $1,613 million, net of deferred income and mining taxes of $785 million, consolidated net earnings, before deduction of interest and income and mining taxes of $302 million for the twelve months ended March 31, 2003 would have been 2.7 times Inco's interest requirement of $112 million. As Inco's zero coupon convertible notes ("LYON Notes"), Debentures and Subordinated Debentures are treated as equity for Canadian GAAP purposes, Inco's interest requirement does not include the carrying charges associated with these securities. Had Inco accounted for the LYON Notes, the Debentures and the Subordinated Debentures as debt, as is required by U.S. GAAP, the carrying charges of the LYON Notes, the Debentures and the Subordinated Debentures would have been reflected in interest expense and Inco would have had a deficiency of $2,193 million and $2,220 million in the amount required to cover its interest requirement for the twelve months ended December 31, 2002 and March 31, 2003, respectively.

         The information included in this section is based upon Inco's audited financial statements prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. As a result of the above-referenced non-cash charges, which totaled $2,247 million, net of deferred income and mining taxes of $947 million, for U.S. GAAP purposes, Inco had a net loss, before deduction of the cumulative effect of a change in accounting principles of $18 million, interest and income and mining tax expenses, of $2,867 million for the twelve months ended December 31, 2002 and, after giving effect to the initial offering of Debentures and the concurrent offering of Subordinated Debentures, as if made as of January 1, 2002, Inco would have had a deficiency of $2,990 million in the amount required to cover its interest requirement of $123 million for the twelve months ended December 31, 2002. Excluding these non-cash charges, after giving effect to the initial offering of Debentures and the concurrent offering of Subordinated Debentures as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $327 million for the twelve months ended December 31, 2002, would have been 2.7 times Inco's interest requirement of $123 million. If the offering of Debentures and the concurrent offering of Subordinated Debentures had been made as of April 1, 2002, excluding the cumulative effect of a change in accounting principles of $18 million, non-cash charges of $2,234 million, net of deferred income and mining taxes of $943 million, consolidated net earnings, before deduction of interest and income and mining taxes of $287 million for the twelve months ended March 31, 2003, would have been 2.3 times Inco's interest requirement of $124 million. For further information regarding the differences between Canadian GAAP and U.S. GAAP, see Note 22 to Inco's consolidated financial statements included as an Exhibit to its 2002 10-K.

                       DOCUMENTS INCORPORATED BY REFERENCE

         THIS  SECTION  AMENDS,  SUPERSEDES  AND  REPLACES IN ITS  ENTIRETY  THE
SECTION IN THE PROSPECTUS ENTITLED "DOCUMENTS INCORPORATED BY REFERENCE".

         The following documents, filed with the SEC and/or with the applicable securities commissions or similar authorities in all of the provinces of Canada, are incorporated by reference herein and form an integral part of the
Prospectus:

         o the Annual Report on Form 10-K of Inco for the fiscal year ended December 31, 2002;

         o the Proxy Circular and Statement of Inco dated February 10, 2003, other than the sections entitled "Report of the Management Resources and Compensation Committee on Executive Compensation" and "Comparative Shareholder Return";

         o    the Report on Form 8-K of Inco dated February 26, 2003;

         o the material change report of Inco dated March 4, 2003 relating to the issuance of the Debentures and the Subordinated Debentures;

         o    the Report on Form 8-K of Inco dated March 11, 2003; and

         o the Quarterly Report on Form 10-Q of Inco for the fiscal quarter ended March 31, 2003.

         Although not incorporated by reference, a technical report pertaining to Inco's Goro nickel-cobalt project, dated effective as of December 31, 2002, has been filed with the Canadian securities regulatory authorities.

         Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us with a securities commission or any other similar authority in Canada, and similar reports filed with the SEC, after the date of the Prospectus and prior to the termination of the distribution under the Prospectus shall be deemed to be incorporated by reference into the Prospectus.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THE PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE
DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THE PROSPECTUS.

         Copies of the documents incorporated in the Prospectus by reference may be obtained on request without charge from the Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone
(416) 361-7511.

                                   SCHEDULE A
                            LIST OF ELECTING HOLDERS

NAME OF SELLING SECURITYHOLDER                  AMOUNT PAYABLE AT MATURITY
------------------------------                  --------------------------
AIG / National Union Fire Insurance                            $   450,000
AIG DKR Soundshore Opportunity Holding Fund Ltd.               $ 2,500,000
Advisory Convertible Arbitrage Fund (I) L.P.                   $ 1,000,000
Aloha Airlines Non-Pilots Pension Trust                        $    90,000
Aloha Pilots Retirement Trust                                  $    50,000
American Fidelity Assurance Company                            $   450,000
Attorneys Title Insurance Fund                                 $   120,000
B.G.I. Global Investors                                        $   324,000
Bay County PERS                                                $   125,000
Bear, Stearns & Co. Inc.                                       $ 1,000,000
Blue Cross Blue Shield of Delaware, Inc.                       $   130,000
BTES - Convertible ARB                                         $   200,000
BTOP Growth vs Value                                           $   800,000
C & H Sugar Company Inc.                                       $   120,000
CNH CA Master Account, LP                                      $   500,000
CALAMOS(R) Market Neutral Fund - CALAMOS(R) Investment Trust
    Trust                                                      $10,000,000
CareFirst BlueChoice, Inc.                                     $   130,000
CareFirst of Maryland, Inc.                                    $   360,000
CEMEX Pension Plan                                             $   140,000
Citigroup Global Markets Inc.                                  $15,110,000
Consulting Group Capital Markets Funds                         $   900,000
Continental Casualty Company                                   $ 3,000,000
Convertible Securities Fund                                    $     5,000
Credit Suisse First Boston LLC                                 $ 1,250,000
Credit Suisse First Boston LLC                                 $ 4,250,000
DBAG London                                                    $   500,000
DaimlerChrsyler Corp. Emp. #1 Pension Plan                     $ 1,890,000
Drury University                                               $    20,000
Deutsche Bank Securities Inc.                                  $   500,000
FreeState Health Plan, Inc.                                    $    70,000
Forest Fulcrum Fund L.L.P.                                     $   966,000
Forest Global Convertible Fund Series A-5                      $ 3,687,000
Forest Multi-Strategy Master Fund SPC                          $   403,000
Franklin and Marshall College                                  $   115,000
Gaia Offshore Master Fund Ltd.                                 $ 4,750,000
Gasner Investors Holdings Ltd.                                 $ 2,500,000
Greek Catholic Union of the USA                                $    60,000
Group Hospitalization and Medical Services, Inc.               $   390,000
JP Morgan Securities Inc.                                      $ 7,500,000
Jackson County Employees' Retirement System                    $   245,000
Hawaiian Airlines Employees Pension Plan -  IAM                $    35,000
Hawaiian Airlines Pension Plan for Salaried Employees          $     5,000
Hawaiian Airlines Pilots Retirement Plan                       $    85,000
HealthNow New York, Inc.                                       $   220,000
Hillbloom Foundation                                           $    40,000
Louisiana CCRF                                                 $   180,000
Laurel Ridge Capital, LP                                       $ 1,000,000
Lyxor/Gaia II Fund Ltd.                                        $ 1,350,000

NAME OF SELLING SECURITYHOLDER                  AMOUNT PAYABLE AT MATURITY
------------------------------                  --------------------------
Lyxor Master Fund                                              $ 1,934,000
McMahan Securities Co. L.P.                                    $   500,000
MLQA Convertible Securities Arbitrage Ltd                      $ 7,500,000
Nations Convertible Securities Fund                            $ 4,995,000
NORCAL Mutual Insurance Company                                $   140,000
Physicians' Reciprocal Insurers Account #7                     $ 1,350,000
Plexus Fund Ltd.                                               $10,500,000
Quest Global Convertible Master Fund, Ltd.                     $ 1,000,000
R.B.C. Alternative Assets L.P.                                 $   308,000
Relay 11 Holdings                                              $   150,000
Southern Farm Bureau Life Insurance                            $   755,000
Southern Farm Bureau Life Insurance Company                    $ 1,100,000
Sphinx Convertible Arbitrage                                   $    79,000
State of Oregon / SAIF Corporation                             $ 2,925,000
State Street Bank Custodian for GE Pension Trust               $   995,000
Sunrise Partners Limited Partnership                           $ 2,000,000
Susquehanna Capital Group                                      $ 6,000,000
Swiss Re Financial Products Corp.                              $17,800,000
The California Wellness Foundation                             $   425,000
The Cockrell Foundation                                        $    80,000
The Northwestern Mutual Life Insurance
   Company - General Account                                   $ 4,750,000
The Northwestern Mutual Life Insurance
   Company - Group Annuity Separate Account                    $   250,000
Thrivent Financial for Lutherans                               $ 1,500,000
Topanga XI Inc.                                                $ 1,400,000
Union Carbide Retirement Account                               $ 1,275,000
White River Securities L.L.C.                                  $ 1,000,000
Zurich Master Hedge Fund                                       $   505,000